Exhibit 21.1

The GEO Group, Inc. Subsidiaries

The following is a list of the Company’s subsidiaries as of December 31, 2022 (except for certain subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X). Unless otherwise stated, the Company holds directly or indirectly 100% of the subsidiaries listed below.

B.I. Incorporated (CO)

CPT Operating Partnership L.P. (DE)

GEO Corrections Holdings, Inc. (FL)

GEO Secure Services, LLC (FL)